EXHIBIT 99.1

Titan Medical Reports Voting Results From Annual and Special Meeting of Shareholders

TORONTO, June 09, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced the voting results form the company’s Annual and Special Meeting of its shareholders held on Wednesday June 8, 2022.

All of management’s nominees for election were duly elected as directors of the company by the shareholders presented or represented by proxy at the meeting. A total of 54,760,905 of the 111,202,690 common shares outstanding, or 49.24%, were voted at the meeting. The results of the vote were reported to the meeting by Computershare, which acted as scrutineer at the meeting and were as follows:

Directors	Votes For	%	Votes Withheld	%
Paul Cataford	16,268,282	75.34	5,324,019	24.66
Anthony J. Giovinazzo	17,105,583	79.22	4,486,718	20.78
Cary G. Vance	15,885,696	73.57	5,706,605	26.43
Heather L. Knight	19,468,957	90.17	2,123,344	9.83
Cathy Steiner	18,634,425	86.30	2,957,876	13.70

The appointment of BDO Canada LLP as independent auditors of the company was approved by shareholders (with 52,303,729 votes for and 2,456,109 votes withheld) in respect of the motion.

Renewal and Amendment of the company’s share unit plan was approved by shareholders (with 16,227,277 votes for and 5,338,024 votes withheld) in respect of the motion.

Renewal and Amendment of the company’s deferred share unit plan was approved by shareholders (with 16,356,916 votes for and 5,208,385 votes withheld) in respect of the motion.

Approval of adoption of an employee share purchase plan was approved by shareholders (with 17,346,237 votes for and 4,219,064 votes withheld) in respect of the motion.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; the Enos system providing a surgical experience that imitates real-life movements; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021, which may be viewed at www.sedar.com and at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations & Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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